SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. Publicly-held Company CNPJ/MF nº 02.558.074/0001-73 NIRE 353001587.9-2 CVM No. 1771-0

NOTICE OF MATERIAL FACT

Vivo Participações S.A. (“Vivo Participações”) in accordance with the terms of Instruction CVM 358 of 01/03/02 announces that it has signed on August 02, 2007, a stock purchase agreement with Telpart Participações S.A. (“Telpart”) to acquire (i) 72,581,089,368 (seventy two billion, five hundred and eighty one million, eighty nine thousand and three hundred and sixty eight) common shares and 9,699,320,342 (nine billion, six hundred and ninety nine million, three hundred and twenty thousand and three hundred and forty two) preferred shares of Telemig Celular Participações S.A. (“Telemig Participações”), representing 53.90% of voting capital, 4.27% of non-voting capital and 22.72% of total capital; and (ii) 64,633,961,594 (sixty four billion, six hundred and thirty three million, nine hundred and sixty one thousand and five hundred and ninety four) common shares and 185,778,351 (one hundred and eighty five million, seven hundred and seventy eight thousand and three hundred and fifty one) preferred shares of Tele Norte Celular Participações S.A. (“Tele Norte Participações”), representing 51.86% of voting capital, 0.09% of non-voting capital and 19.34% of total capital (the “Acquisition”). Telemig Participações is the controlling shareholder of Telemig Celular S.A. (“Telemig Celular”), which is the SMP provider in Area 4 of Region 1 of the Plano Geral de Autorizações of the SMP that covers the State of Minas Gerais and Tele Norte Participações is the controlling shareholder of Amazônia Celular S.A. (“Amazônia Celular”), which is the SMP provider in Area 8 of Region 1 of the Plano Geral de Autorizações of the SMP that covers the States of Amazonas, Roraima, Amapá, Pará and Maranhão. Vivo Participações is the controlling shareholder of Vivo S.A., which is the mobile service provider of  SMP in areas 7 and 8 of Regions I and II, in area 7 of Region II and in Region I (areas 3 and 9), in Region II (area 6) and in Region III (areas 1 and 2).

The ratification of the sale and purchase agreement shall be resolved in the shareholders meetings of Vivo Participações and Telpart. The closing of the Acquisition (“Closing”) is subject to certain conditions precedent set forth in the stock purchase agreement, including but not limited to the approval of “Agência Nacional de Telecomunicações – ANATEL”, the Brazilian Communications regulator. The Acquisition will also be submitted to “Conselho Administrativo de Direito Econômico – CADE”, the Brazilian Antitrust Commission.

The price agreed in the stock purchase agreement is R$ 1,213,100,000.00 (the “Purchase Price”), corresponding to (i) R$ 1,093,090,107.00 for the shares held by Telpart in Telemig Participações, represented by R$14.21 per lot of 1000 common shares of Telemig Participações and R$6.39 per lot of 1000 of preferred shares of Telemig Participações, and
(ii) R$ 120,009,893.00 for the shares held by Telpart in Tele Norte Participações, represented by R$1.85 per lot of 1000 of common shares of Tele Norte Participações and R$0.66 per lot of 1000 of preferred shares of Tele Norte Participações. The Purchase Price to be paid by Vivo Participações implies R$2,488.29 per common share of Telemig Celular and R$56.72 per lot of 1000 of common shares of Amazônia Celular. The references to the Purchase Price regarding each type of share relate to the prices per lot of 1000 shares, in order to be consistent with the form such shares are currently traded in the market (except with respect to Telemig Celular shares, which are traded on a per share basis).

From the execution of the stock purchase agreement until the date of Closing, the Purchase Price will accrue by the Brazilian average daily CDI rate and will be subject to certain adjustments as contemplated in the stock purchase agreement. Moreover, the prices per share mentioned above shall be further adjusted to reflect the result of the ongoing reverse split processes approved at the shareholders’ meetings of Telemig Participações, Tele Norte Participações and Amazônia Celular, all held in July 12, 2007 which are still not concluded.

In addition, Vivo Participações will acquire from Telpart the right to subscribe shares to be issued by Telemig Participações and by Tele Norte Participações as a result of the right provided in Instruction CVM no. 319, of December 3, 1999, for the amounts of R$ 65,800,000.00 and R$ 21,100,000.00, respectively.

In accordance with article 254-A of the Brazilian Corporations Law, upon Closing, Vivo will launch mandatory tender offers (i) for the acquisition of common shares held by non-controlling shareholders of Telemig Participações and Tele Norte Participações at 80% of the price paid to Telpart per common share of  Telemig Participações and Tele Norte Participações, respectively and (ii) for the acquisition of common shares held by non-controlling shareholders of Telemig Celular and Amazônia Celular at 80% of the implied price paid per common share of Telemig Celular and Amazônia Celular, respectively, as mentioned above (“Mandatory Tender Offers”). The Mandatory Tender Offers will be launched as soon as registered with the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission. The final prices per share of the Mandatory Tender Offers will be defined at Closing and properly disclosed thereafter.

Moreover, upon Closing, Vivo intends to launch voluntary tender offers for the acquisition of up to 1/3 of each class of the circulating preferred shares held by the non-controlling shareholders of Telemig Participações, Tele Norte Participações, Telemig Celular and Amazônia Celular at the following prices per share, and in accordance with Instruction CVM 361 of 03/05/2002 (“Voluntary Tender Offers”):

Target Company	Offer Price per PN Share of any class (¹)	% Premia Over Weighted Avg Price for the Last 30 Days until 08/01/07 (²)	% Premia Over Weighted Avg Price for the Last 90 Days until 08/01/07 (²)
Telemig Participações	6.39	25%	35.7%
Tele Norte Participações	0.66	25%	52.8%
Telemig Celular	654.72	25%	28.7%
Amazônia Celular	10.22	25%	26.7%

(¹)  Price per thousand shares, except for Telemig Celular, which is on a per share basis.
(²)  In the case of Telemig Celular, premium was calculated based on Class C (TMGC7) preferred share (most liquid PN share); in the case of Amazonia Celular, the premium was calculated based on Class A (TMAC5) preferred share (most liquid PN share).

The Voluntary Tender Offers will be extended to the holders of preferred shares underlying American Depositary Shares of Telemig Participações and Tele Norte Participações. The launch of such Voluntary Tender Offers, both in Brazil and in the United States, is subject to the non-occurrence of any material adverse change.

Further information about the Acquisition, the Mandatory Tender Offers and the Voluntary Tender Offers is available at Vivo’s Investor Relations website (www.vivo.com.br/ir).

São Paulo, August 02, 2007.

Vivo Participações S.A.
Ernesto Gardelliano
Investor Relations Director

IMPORTANT INFORMATION FOR ADS’ HOLDERS:  THIS ANNOUNCEMENT RELATING TO THE TRANSACTION MENTIONING THE VOLUNTARY TENDER OFFERS IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF TELEMIG PARTICIPAÇÕES, TELE NORTE PARTICIPAÇÕES, TELEMIG CELULAR OR AMAZÔNIA CELULAR.  ANY SUCH OFFER OR SOLICITATION WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE OR THE RELEVANT EDITAL THAT VIVO PARTICIPAÇÕES INTENDS TO LAUNCH AND, TO THE EXTENT REQUIRED, TO FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON OR BEFORE THE RESPECTIVE LAUNCH DATES.  SHAREHOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN ANY SUCH OFFERS SHOULD READ CAREFULLY THE OFFERS TO PURCHASE AND THE EDITAIS RELATING TO SUCH OFFERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUCH OFFERS.  SHAREHOLDERS WILL BE ABLE TO OBTAIN COPIES OF ALL DOCUMENTS RELATING TO SUCH OFFERS THAT ARE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION FREE OF CHARGE FROM THE COMMISSION’S WEBSITE AT www.sec.gov.  COPIES OF THE DOCUMENTS RELATING TO SUCH VOLUNTARY TENDER OFFERS AS THE RESPECTIVE EDITAIS AND LAUDOS WILL BE MADE AVAILABLE IN THE COMPANY`S HEAD OFFICE WHEN THE OFFERS ARE LAUNCHED AND AS PER THE ANNOUNCEMENT TO BE MADE AT THE TIME THE OFFERS ARE LAUCHED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.